UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

JINGWEI INTERNATIONAL LIMITED

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

47759G 108

(CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

_______________________

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 47759G 108	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS:
George Du
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		8,261,110

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,261,110

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,261,110

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

48%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 6 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, par value $.001 per share (“Common Stock”), of Jingwei International Limited (formerly known as Neoview Holdings, Inc.), a Nevada corporation (the “Company”). The address of the Company's principal executive office is Room 1605, Tianan Hi-tech Plaza Tower A, Tianan Cyber Park, Futian District, Shenzhen, PRC 518040.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by George Du, individually.

(b) Mr. Du’s business address is c/o Jingwei International Limited Room 1605, Tianan Hi-tech Plaza Tower A, Tianan Cyber Park, Futian District, Shenzhen, PRC 518040.

(c) Mr. Du is the Chairman and President of the Company.

(d) During the past five years, Mr. Du has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, Mr. Du has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Du is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds and Other Consideration.

On May 16, 2007, pursuant to a Share Exchange Agreement (“Agreement”), entered into by and among Jingwei International Investments Limited, a company organized under the laws of the British Virgin Islands (“Jingwei BVI”), the shareholders of Jingwei BVI (the “Jingwei BVI Shareholders”), who together owned shares constituting 100% of the issued and outstanding ordinary shares of Jingwei BVI (the “Jingwei Shares”), and Synergy Business Consulting, LLC, the Jingwei BVI Shareholders transferred to the Company all of the Jingwei Shares in exchange for the issuance of 11,554,000 (the “Shares”) shares of the Company’s common stock (the “Share Exchange’). Mr. Du, as one of the Jingwei BVI Shareholders, exchanged 7,150 shares of Jingwei BVI for 8,261,110 of the Shares. As a result Mr. Du currently owns 48% of the Company’s issued and outstanding common stock.

Item 4. Purpose of Transaction.

Mr. Du acquired the Shares in exchange for his Jingwei Shares as a result of the Share Exchange. The purpose of the Share Exchange was for the Company to obtain 100% ownership of Jingwei BVI, which has business operations in China, and for the Jingwei BVI Shareholders to obtain control of the Company.

Prior to the Share Exchange, the Company’s sole officer and director was Bartly J. Loethen. In connection with the consummation of the Share Exchange, on May 16, 2007, Mr. Loethen resigned from all offices held by him. Additionally, Mr. Loethen tendered his resignation as a director, which will be effective on May 31, 2007 (the “Effective Date”). In connection with the Share Exchange, Mr. Loethen appointed Mr. Du as Chairman of the Board. The Board has nominated Regis Kwong, Dr. Li Wei (David Lee), Corla Chen, Jason Chen, Lou Guo Qing and Lily Sun to join Mr. Du as directors on the Board. The change in directors is expected to occur on the Effective Date.

Page 4 of 6 Pages

Other than the change in the majority of the board of directors as described above, Mr. Du does not have any other plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;
(d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company’s business or corporate structure;
(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;
(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or
(j) any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

(a) Mr. Du is the beneficial owner of an aggregate of 8,261,110 shares of Common Stock, representing approximately 48% of the total issued and outstanding shares of Common Stock.

(b) Mr. Du has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 8,261,110 shares of Common Stock owned by him individually.

(c) Other than the acquisition of the shares as reported in this Schedule 13D, Mr. Du has not effected any transactions in the Common Stock of the Company in the past 60 days.

(d) To the knowledge of Mr. Du, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by him individually.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
In connection with the Share Exchange, Mr. Du entered into a lock up agreement with CRT Capital Group, LLC prohibiting (a) the sale, disposition or transfer of any shares of the Company’s Common Stock, or any securities exercisable for, or convertible or exchangeable into shares of the Company’s Common Stock, or (b) the entry into any swap or any other agreement or transaction that transfers the economic consequence of ownership of the shares of the Company’s Common Stock, or any securities exercisable for, or convertible or exchangeable into shares of the Company’s Common Stock, commencing on May 16, 2007, and ending on the 360th day following the date a registration statement for the resale of securities issued by the Company to certain investors is declared effective.

Page 5 of 6 Pages

Item 7. Materials to be Filed as Exhibits.

a)	Share Exchange Agreement, dated May 16, 2007 (1)

b)	Form of Lock-Up Agreement (1)

__________________
(1) Incorporated by reference to the Current Report on Form 8-K filed by the Company on May 21, 2007.

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2007	By: /s/ George Du
Name: George Du